Schedule D of FORM SBSE Page 1	Applicant Name: Cowen Financial Products LLC Date: 05/26/2022 SEC Filer No: 026-00059	Official Use	Official Use Only

Use Schedule D Page 1 to report details for items listed below.

This is an [ ] INITIAL   [x] AMENDED detail filing for the Form SBSE items checked

Section I   *Other Business Names*

(Check if applicable) [ ] Item 1C(2)

List each of the "other" names and the *state(s) or country(ies)* in which they are used.

1. Name	State/Country	2. Name	State/Country
3. Name	State/Country	4. Name	State/Country

Section II   *Other Business*

(Check if applicable) [ ] Item 15   [ ] Item 16A   [ ] Item 16B

Applicant must complete a separate Schedule D Page 1 for each affirmative response in this section.

Unique Identification Number(s):	*Assigning Regulator(s)/Entity(s):*

Briefly describe any other investment-related, non-securities business. Use reverse side of this sheet for additional comments if necessary.

Section III   *Successions*

(Check if applicable) [ ] Item 9

Date of Succession MM DD YYYY / /	*Name of Predecessor*

IRS Employer Number (if any)	SEC File Number (if any)	UIC Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV   *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [x] Item 11A   [ ] Item 11B   [ ] Item 12A   [ ] Item 12B

Applicant must complete a separate Schedule D Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name Proofpoint	SEC File, CRD, NFA, IARD, UIC, foreign business No., and/or CIK Number (if any)	

Business Address *(Street, City, State/Country, Zip + 4 Postal Code)*
    829 Ross Dr.
    Sunnydale, CA 94089
	Effective Date
	MM DD YYYY
	03 / 29 /2018
		Termination Date
		MM DD YYYY
		    / /

Individual Name	CRD, NFA, and/or IARD Number (if any)	

Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)*	Effective Date
	MM DD YYYY
	    / /
		Termination Date
		MM DD YYYY
		    / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 11A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 11B);the nature of the control or agreement (ITEM 12A); or the method and amount of financing (ITEM 12B). Use reverse side of this sheet for additional comments if necessary.

    Proofpoint Maintains electronic communications for the applicant

For ITEM 12A ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).